KW 3/9

15046452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 68728 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LINCOLN DOUGLAS INVESTMENTS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. MAIN Street
(No. and Street)

Mount VERNON (City) OH (State) 43050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRANDON BULLOCK 740-397-1397 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA GROUP, LLC
(Name – *if individual, state last, first, middle name*)

1250 OLD HENDERSON RD (Address) COLUMBUS (City) OH (State) 43220 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, BRANDON L. BULLOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LINCOLN DOUGLAS INVESTMENTS, LLC, as of DECEMBER 31ST, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__________________________________________

__________________________________________

__________________________________________

Brandon L Bullock
Signature

FINOP
Title

Diane K Kopscick
Notary Public

NOTARIAL SEAL STATE OF OHIO
DIANE K KOPSCICK
Notary Public, State of Ohio
My Commission Expires 12-13-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- NA ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN DOUGLAS INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

HHH CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying financial statements of Lincoln Douglas Investments, LLC (an Ohio limited liability corporation), which comprise the balance sheets as of December 31, 2014 and 2013 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Lincoln Douglas Investments, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 and Reconciliation with Company's Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Lincoln Douglas Investments, LLC's financial statements. The supplemental information is the responsibility of Lincoln Douglas Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

Richard B. Dumas, CPA
February 16, 2015

**LINCOLN DOUGLAS INVESTMENTS, LLC**

**BALANCE SHEETS**

**DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| ASSETS | | |
| Cash | $ 146,678 | $ 178,340 |
| Receivable from broker-dealers and clearing organization | 134,923 | 55,794 |
| Accounts receivable - related party | 7,564 | - |
| Prepaid expenses | 19,367 | 14,999 |
| Total current assets | 308,532 | 249,133 |
| Deposit with clearing organization | 50,000 | 50,000 |
| | $ 358,532 | $ 299,133 |
| LIABILITIES AND MEMBERS' EQUITY | | |
| Accounts payable | $ 1,247 | $ - |
| Commissions payable | 145,815 | 79,879 |
| Accrued liabilities | 9,049 | 5,203 |
| Total current liabilities | 156,111 | 85,082 |
| Subordinated debt | 100,000 | 100,000 |
| Total liabilities | 256,111 | 185,082 |
| Members' equity: | | |
| Contributed capital | 35,000 | 35,000 |
| Retained earnings | 67,421 | 79,051 |
| Total members' equity | 102,421 | 114,051 |
| | $ 358,532 | $ 299,133 |

See accompanying notes to financial statements

**LINCOLN DOUGLAS INVESTMENTS, LLC**

**STATEMENTS OF OPERATIONS**

**FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| Revenues: | | |
| Commissions | $ 1,336,787 | $ 1,201,630 |
| Investment Advisory | 76,170 | 48,416 |
| Fee Income | 231,993 | 222,950 |
| Other income | 198,181 | 65,810 |
| Interest | 3,755 | 2,614 |
| Total revenues | 1,846,886 | 1,541,420 |
| Expenses: | | |
| Commissions | 1,251,868 | 1,053,547 |
| Payroll expense | 215,563 | 187,037 |
| Clearing house charges | 208,259 | 188,976 |
| Office expenses | 39,262 | 7,430 |
| Registration | 28,380 | 18,093 |
| Computer and internet | 19,521 | 18,074 |
| Client rebates | 10,241 | 981 |
| Investment Advisory | 6,826 | 3,249 |
| Interest | 5,415 | 5,179 |
| Telephone | 5,154 | 4,828 |
| Advertising | 4,544 | 3,378 |
| Printing and postage | 4,376 | 4,145 |
| Professional fees | 4,200 | 3,970 |
| Office rent | 3,600 | 3,600 |
| Other | 37,819 | 5,212 |
| Total expenses | 1,845,028 | 1,507,699 |
| Net income | $ 1,858 | $ 33,721 |

See accompanying notes to financial statements

**LINCOLN DOUGLAS INVESTMENTS, LLC**

**STATEMENTS OF CHANGES IN MEMBERS' EQUITY**

**FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| Contributed Capital: | | |
| Balance at beginning of period | $ 35,000 | $ 35,000 |
| Contributed capital | - | - |
| Balance at end of period | 35,000 | 35,000 |
| Retained Earnings: | | |
| Balance at beginning of period | 79,051 | 56,025 |
| Net income | 1,858 | 33,721 |
| Distributions | (13,488) | (10,695) |
| Balance at end of period | 67,421 | 79,051 |
| Total members' equity | $ 102,421 | $ 114,051 |

See accompanying notes to financial statements

**LINCOLN DOUGLAS INVESTMENTS, LLC**

**STATEMENTS OF CASH FLOWS**

**FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 1,858 | $ 33,721 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in: | | |
| Receivable from broker-dealers and clearing organization | (79,129) | (5,825) |
| Accounts receivable - related party | (7,564) | - |
| Prepaid expenses | (4,368) | (2,496) |
| Increase (decrease) in: | | |
| Accounts payable | 1,247 | (9,277) |
| Commissions payable | 65,936 | 28,399 |
| Accrued liabilities | 3,846 | 1,144 |
| Total adjustments | (20,032) | 11,945 |
| Net cash provided by (used in) operating activities | (18,174) | 45,666 |
| Cash flows from investing activities | - | - |
| Cash flows from financing activities: | | |
| Distributions to members | (13,488) | (10,695) |
| Net cash used in financing activities | (13,488) | (10,695) |
| Net increase (decrease) in cash | (31,662) | 34,971 |
| Cash at beginning of period | 178,340 | 143,369 |
| Cash at end of period | $ 146,678 | $ 178,340 |
| Supplemental disclosures: | | |
| Interest paid | $ 5,415 | $ 5,179 |
| Income taxes paid | $ - | $ - |

See accompanying notes to financial statements

**LINCOLN DOUGLAS INVESTMENTS, LLC**

**STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

**FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| Subordinated Borrowings: | | |
| Balance at beginning of period | $ 100,000 | $ 100,000 |
| Additional borrowings | - | - |
| Repayments or borrowings | - | - |
| Balance at end of period | $ 100,000 | $ 100,000 |

See accompanying notes to financial statements

**LINCOLN DOUGLAS INVESTMENTS, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2014 AND 2013**

Note 1 - Summary of Significant Accounting Policies

A. Organization

Lincoln Douglas Investments, LLC (the Company) was formed as a limited liability company in the State of Ohio in December 2010 and began operations in July 2011. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2014, the Company is licensed in 33 states, including Alaska, Alabama, Arizona, California, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Mississippi, Missouri, Minnesota, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, and Wisconsin.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2014. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs are $4,544 and $3,378 in 2014 and 2013, respectively.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2014, $10,407, or $50,000. At December 31, 2014 the Company's net capital as defined by SEC Rule 15c3-1 was $125,490 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2014 the ratio was 0.89 to 1.

Note 4 – Subordinated Debt

Subordinated debt consists of a subordinated note payable to a member in the amount of $100,000, with interest at 5% payable semi-annually. The note matures in April 2016, at which time the principal balance is due. The principal payment can only be made with FINRA approval.

(Continued)

**LINCOLN DOUGLAS INVESTMENTS, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2014 AND 2013**

Note 5 – Income Taxes

Lincoln Douglas Investments, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2014, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2011.

Note 6 – Leases

The Company entered into an operating lease for office space in December 2010. The lease agreement is controlled by one of the Company's members. The lease commenced in April 2011 and calls for monthly payments of $300 through March 2016. Total rent expense under the lease was $3,600 for 2014 and 2013.

Future minimum lease payments under the new lease are as follows for years ending December 31:

| | |
|---|---|
| 2015 | $ 3,600 |
| 2016 | 900 |
| Thereafter | - |
| | $ 4,500 |

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2014, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

**LINCOLN DOUGLAS INVESTMENTS, LLC**

**SUPPLEMENTARY SCHEDULES**

**AS OF DECEMBER 31, 2014**

## Schedule I

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total members' equity | | $102,421 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 100,000 |
| Total capital and allowable subordinated liabilities | | 202,421 |
| Non-allowable assets: | | |
| Accounts receivable – related party | $ 7,564 | |
| Prepaid expenses | 19,367 | 26,931 |
| Net capital before haircuts on securities positions | | 175,490 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)): | | |
| Other securities | - | - |
| Total net capital | | $175,490 |
| Computation of aggregate indebtness – Total liabilities from Balance Sheet | | $156,111 |
| Ratio of aggregate indebtness to net capital | | 0.89 to 1 |

## Schedule II

### Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $183,054 |
| Audit adjustments | (7,564) |
| Net capital per audited financial statements | $175,490 |

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lincoln Douglas Investments, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Lincoln Douglas Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lincoln Douglas Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lincoln Douglas Investments, LLC stated that Lincoln Douglas Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lincoln Douglas Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lincoln Douglas Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

February 16, 2015

**SEC Rule 15c3-3 Exemption Report**

Board of Directors
Lincoln Douglas Investments, LLC

Lincoln Douglas Investments, LLC is exempt from Securities Exchange Act of 1934 Rule 15c3-3. This exemption is based on provision (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. Lincoln Douglas Investments, LLC met the exemption provision identified above throughout the fiscal year ending December 31, 2014, without exception.

Brandon Bullock
FINOP

February 16, 2015

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Members
Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Lincoln Douglas Investments, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lincoln Douglas Investments, LLC's compliance with the applicable instructions of Form SIPC-7. Lincoln Douglas Investments, LLC's management is responsible for Lincoln Douglas Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period December 31 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

February 16, 2015

LINCOLN DOUGLAS INVESTMENTS, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2014

| | Payment Date | Payee | Amount |
|---|---|---|---|
| 1st Half | July 29, 2014 | SIPC | $ 844 |